SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for February 2005

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures:

Sasol hosting visit to Qatar GTL plant
****

SASOL LIMITED – Sasol hosting visit to Qatar GTL plant.

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")

Sasol hosting visit to Qatar GTL plant

Over the 50 years of Sasol's operations, the company has
developed a competitive advantage in synthetic fuels technology,
which it has applied to convert coal, and now also natural gas,
into liquid fuels in South Africa. One of Sasol's key growth
drivers is to grow a global business, based on the use of this
technology, known as gas-to-liquids (GTL), to convert natural gas
into low-emission diesel. The first project, Oryx GTL, where
Sasol has a 49% stake, is currently under construction in Qatar.
Sasol is today hosting a visit for analysts and investors to the
Oryx GTL plant. As part of this visit, a set of presentations
covering the history, technology, financing, implementation,
operations and marketing aspects of this project will be
discussed with the attending investors and analysts. These
presentations have been posted at
http://www.sasol.com/sasol_internet/frontend/navigation.jsp?navid
=8200002&rootid=3

28 February 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 February 2005

                                        By: /s/   N L Joubert_____
                                               Name: Nereus Louis Joubert
                                               Title: Company Secretary